UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.
(Name of Subject Company)

interclick, inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

458483203
(CUSIP Number of Class of Securities)

Michael Katz
Chief Executive Officer
interclick, inc.
11 West 19th Street, 10th Floor
New York, New York 10011
(646) 722-6260
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Harvey J. Kesner, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 Telephone: (212) 930-9700	David M. Schwartzbaum, Esq. Michael D. Helsel, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 Telephone: (212) 801-9200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

interclick

contact us | client login

stock symbol: ICLK

our technology | data | media | research library | about us | newsroom | investors

YAHOO!

Ready to yodel!

interclick to be acquired by Yahoo!

Read the announcement

data valuation

ROI

tech solutions

latest news

- interclick to be acquired by Yahoo!
- interclick Introduces Genome
- 2 Ways Big-Data Analysis Pays Off

the interclick POV

- Regarding Misconceptions About Data for Ad Targeting by Chief Strategy Officer, Jason Lynn

upcoming conferences

- iMedia Agency Summit

request a speaker

© 2011 interclick all rights reserved | privacy policy | terms of use | careers | opt-out | sitemap

NAI